UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  25)*

Abbott Laboratories

(Name of Issuer)

Common Stock without par value

(Title of Class of Securities)

002824 10 0

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002824 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories Stock Retirement Trust I.R.S. Identification No. 36-6047554

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 84,081,627

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 84,081,627

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,081,627

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) EP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas C. Freyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 155,614 shares - direct	(Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6.	Shared Voting Power 87,405,438 - See Attached Exhibit 1

	7.	Sole Dispositive Power 155,614 shares (see note in 5 above) direct

	8.	Shared Dispositive Power 87,405,438 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,917,935 - (Total of 5 + 6 + 356,883 shares - right to acquire by exercise of stock options.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Terrence C. Kearney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,470 shares - direct	(Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6.	Shared Voting Power 87,405,438 - See Attached Exhibit 1

	7.	Sole Dispositive Power 49,470 shares (see note in 5 above) direct

	8.	Shared Dispositive Power 87,405,438 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,599,232 - (Total of 5 + 6 + 144,324 shares - right to acquire by exercise of stock options.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Wascoe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,498 shares - direct	(Does not include shares held in the Abbot Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6.	Shared Voting Power 87,405,438 -- See Attached Exhibit 1

	7.	Sole Dispositive Power 60,498 shares (see note in 5 above) direct

	8.	Shared Dispositive Power 87,405,438 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,823,049 - (Total of 5 + 6 + 357,113 shares - right to acquire by exercise of stock options.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Abbott Laboratories
(b)	Address of Issuer’s Principal Executive Offices 100 Abbott Park Road Abbott Park, Illinois 60064-6400

Item 2.
(a)	Name of Person Filing Abbott Laboratories Stock Retirement Trust Thomas C. Freyman Terrence C. Kearney Thomas M. Wascoe
(b)	Address of Principal Business Office or, if none, Residence 100 Abbott Park Road Abbott Park, Illinois 60064-6400
(c)	Citizenship Abbott Laboratories Stock Retirement Trust - Illinois. Thomas C. Freyman, Terrence C. Kearney, and Thomas M. Wascoe - United States
(d)	Title of Class of Securities Common shares without par value
(e)	CUSIP Number 002824 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) (See cover pages 2, 3,
(b) 4 and 5, Items 5 through
(c) 9 and 11.)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to the terms of that Plan and the Trust.  The Abbott Laboratories Stock Retirement Plan is a qualified employee stock ownership plan.  As of December 31, 2003, there were 43,695 participants with share balances in the Plan.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  This statement is filed on behalf of each individual listed below pursuant to their agreement.

Date: February 12, 2004	ABBOTT LABORATORIES STOCK RETIREMENT TRUST

/s/ Thomas C. Freyman
Thomas C. Freyman, Co-Trustee

/s/ Terrence C. Kearney
Terrence C. Kearney, Co-Trustee

/s/ Thomas M. Wascoe
Thomas M. Wascoe, Co-Trustee